Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. Citi-ONE has three (3) main classes of orders (each an "Order Class"): Firm Regular Session ("FRS") Orders; Conditional Orders ("COs"), which include associated Firm-up Orders; and Market on Close ("MOC") Orders.

FRS Orders are auto-executable orders. FRS Orders are prioritized for matching by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. See Part III, Item 11. Prioritization by Order Class means that FRS Orders will seek to interact with other FRS Orders before COs, to the extent they are configured to interact with COs, as described further in the next paragraph. FRS Orders do not interact with MOC Orders.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with other COs before interacting with FRS Orders that have been configured on an order level to interact with COs ("Eligible FRS Orders"). COs will not interact with FRS Orders that have not been configured to interact with COs. Additional detail about handling of COs is included in Part III, Item 9 and Item 11. COs do not interact with MOC Orders.

Upon a Firm-up Request being triggered as a result of a potential match between an Eligible FRS Order and a CO, each order will be "reserved" for no longer than the period of time (500ms) that the Participant representing the CO has to respond to a Firm-up Request (the "Firm-up Period"). If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order(s) on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request with the initial CO, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. Such higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. As further described in Part III, Item 9, the unmatched quantity of a Firm-up Order will be cancelled and the unmatched quantity of an Eligible FRS Order will remain on the order book.

MOC Orders from Participants who have opted in to or been enabled for the MOCS are orders designated to participate in the MOCS on Citi-ONE. MOC Orders are prioritized by Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size. MOC Orders do not interact with FRS Orders or COs. MOC Orders will only match with other MOC Orders at 3:45 PM ET and any unmatched MOC Orders will be cancelled back to Participants. MOC Orders matched on Citi-ONE subsequently will be priced as determined by the primary listing exchange for the NMS Stock. Additional detail about handling of MOC Orders is included in Part III, Item 11 and Item 17.

The symbol, participant, capacity, side, order class, and peg condition attributes of an existing order in Citi-ONE cannot be updated. Updates to any of the following order attributes will generate a new timestamp (timestamp precision is discussed in Part III, Item 11), and therefore, could cause an order to lose matching priority - price (including the limit price assigned to an order with a peg condition), minimum executable quantity, maximum quantity, time in force

("TIF"), an increase in quantity, or change in post-only instruction (either adding or removing the instruction).

ii. The price conditions that may be applied to FRS Orders and COs are: (i) limit or (ii) peg condition (primary, midpoint, or market peg) with a limit. An order with a peg condition must have a limit applied. MOC Orders may only be submitted as market orders with a TIF of "at the close" and will be priced as determined by the primary listing exchange for the NMS Stock.

When an FRS Order or CO (including any associated Firm-up Order) is entered into Citi-ONE, the ATS will use the side and price conditions of the inbound FRS Order, CO, or Firm-up Order to derive an "Assigned Limit Price." The Assigned Limit Price is defined as the highest price for a buy order (lowest for a sell order) at which an order may be matched at or within the National Best Bid and Offer ("NBBO") after applying the price conditions selected by the Participant. An Assigned Limit Price is applied in this manner including when an order is entered into the ATS with (i) a limit price above the NBO for a buy order or below the NBB for a sell order (i.e., an aggressive limit), or (ii) a peg condition including an aggressive limit. Market conditions that can affect the Assigned Limit Price of an order are Price Collars, NBBO, and / or LULD bands. Citi-ONE adjusts the Assigned Limit Price as necessary over the life of an order. These Citi-ONE adjustments to the Assigned Limit Price of an order will not change time priority. For NMS Stocks priced under $1.00, if the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Citi-ONE will round the Assigned Limit Price to four decimal places as follows: the price of a buy order will be rounded down, and the price of a sell order will be rounded up.

Citi-ONE supports five contra-party Inclusion Levels for FRS Orders that add liquidity. Upon order entry, a Participant can denote the Inclusion Level as one of Levels 1 - 5 through a FIX tag. This Inclusion Level affects which liquidity-taking orders liquidity-providing FRS Order may interact with, based on the Taker Levels of the liquidity-taking orders. See Part III, Item 13.

As described more fully in Part III, Item 15, aggregated information about Participant FRS Orders is provided to CGMI's algos and SOR for use solely in connection with making decisions about whether and when to route orders to Citi-ONE and the price conditions and quantity of orders routed to Citi-ONE.

iii. FRS Orders with a time-in-force designation of DAY (see below) may be submitted with a "post only" instruction. FRS Orders designated as "post only" are eligible to interact with subsequent contra-side FRS Orders (including Firm-up Orders), or (if configured to be an Eligible FRS Order) COs. As Citi-ONE processes two orders for a potential match, the liquidity-providing order is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. In the event an FRS Order marked "post only" is marketable against another FRS Order that is "post only," the two opposing "post-only" orders will not match with each other. Both FRS Orders will be accepted, reside in Citi-ONE and will only match against a subsequently entered contra-side order that is not marked "post only."

The "post only" designation does not apply to COs or MOC Orders. If COs or MOC Orders are marked "post only," they will be rejected.

iv. Regarding order types that adjust their price as changes to the order book occur, Citi-ONE supports three types of peg conditions with respect to FRS Orders and COs (i.e., primary peg, midpoint peg, and market peg), all of which are also required to have limit prices. MOC Orders may only be submitted as market orders.

FRS Orders and COs that include a primary peg condition will be priced to the near side of the NBBO (i.e., NBB for buy orders, NBO for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a primary peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a midpoint peg condition will be priced to the midpoint of the NBBO and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a midpoint peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a market peg condition will be priced to the far side of the NBBO (i.e., NBO for buy orders, NBB for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a market peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

The price at which two FRS Orders and/or COs match will depend on the attributes of both the buy order and the sell order involved in the match (i.e., a sell order with a market peg condition may match on the bid, at the midpoint, or at the offer). FRS Orders and COs that include peg conditions in addition to the Participant's limit price will match at the price closest to the midpoint of the NBBO that is compatible with both orders (e.g., taking into consideration whether one or both orders includes a limit governing the matching price). If the Assigned Limit Price of one or both of the matching orders resides at the midpoint, or if both straddle the midpoint, the matching price will be at the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

Citi-ONE adjustments to the Assigned Limit Price of an FRS Order or CO will not change time priority. This includes FRS Orders or COs with peg conditions that are updated in accordance with an NBBO update. If a Participant amends the limit price of an FRS Order or CO, Citi-ONE will update the Assigned Limit Price as appropriate. This type of update by a Participant would affect the time stamp (and therefore potentially the priority) of the FRS Order or CO. In addition, although a change in the NBBO would not affect the relative priority of FRS Orders or COs that include a peg condition, an NBBO change could affect whether FRS Orders or COs that include peg conditions may become eligible for matching and the price at which those orders are matched.

v. Citi-ONE does not route orders to other Trading Centers. See Part III, Item 16.

vi. TIF INSTRUCTIONS AVAILABLE FOR FRS ORDERS

Citi-ONE supports DAY and Immediate-or-Cancel ("IOC") time-in-force designations for FRS Orders.

An FRS Order with a TIF of DAY will remain in Citi-ONE until it is cancelled, fully executed, or at market close. FRS Orders with a TIF of DAY may be modified, replaced, or cancelled by a Participant; modifications may affect priority (see above).

An FRS Order with a TIF of IOC will only attempt to match immediately with resting contra-side FRS Orders. If the IOC order cannot be partially or completely matched immediately, Citi-ONE will cancel the balance of the unmatched quantity of the IOC order. IOC orders may not be modified, replaced, or cancelled by a Participant.

TIF INSTRUCTION AVAILABLE FOR COs

Citi-ONE supports only the DAY TIF designation on COs, including Firm-up Orders. Firm-up Orders must be submitted during the Firm-up Period, which is 500 milliseconds, beginning when the Firm-up Request is sent by Citi-ONE.

TIF INSTRUCTION AVAILABLE FOR MOC ORDERS

Citi-ONE supports only the On Close TIF instruction on MOC Orders.

vii. Any combinations of FRS Order conditions or attributes described above, with the exception of "post only" together with the "IOC" attribute, are valid (including peg conditions with a TIF of IOC). Participants can change a TIF designation on an FRS Order from DAY to IOC (which would create a new time stamp on the order). However, Participants may not change a TIF from IOC to DAY. In the event that a Participant changes a TIF designation on a FRS Order from DAY to IOC, Citi-ONE will (a) re-evaluate and update the Assigned Limit Price of the order as may be necessary, (b) scan the book for available contra-side interest, treating the order as a liquidity-taking order, and (c) match or cancel the order.

An FRS Order must include each of the following key order attributes or it will not be accepted: order type, order capacity, participant, side, symbol, quantity, and price (limit price) (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). An FRS Order will be rejected or cancelled for various reasons including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including FRS Orders, will be cancelled on disconnect ("COD").

COs, including Firm-up Orders, will be rejected or cancelled for various reasons, including but not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including COs and their Firm-up Orders, will be COD.

An MOC Order will be rejected or cancelled if: it is submitted after the MOC Cut-off Time (3:44:59 PM ET); it contains incomplete order instructions; it contains an invalid instruction or parameter (e.g., missing side, capacity); it is marked short or short exempt; it is for a symbol that is halted or paused; it includes a TIF other than DAY; or it contains a conditional tag. All orders, including MOC Orders, will be COD. If the disconnect occurs at or after the designated match time for MOC Orders (3:45 PM ET), COD will not apply, even if the Participant has not yet received notice of the execution.

The Citi-ONE FIX specification, which applies to all Participants' orders and is provided at onboarding, details all cancel and reject reasons for orders.

In addition, Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

viii. The order types and attributes noted above are all available on FIX version 4.2 which is the only protocol supported by Citi-ONE.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

Yes☐ <mark>No☒</mark>

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

<mark>Yes☒</mark> No☐

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Citi-ONE does not display information to any Person(s) for the purposes of Rule 301(b)(3) of Regulation ATS. However, Citi-ONE, via Ocean and Exegy as described below, provides three real-time, continuous data feeds to CGMI's algos and SOR that contain aggregated and anonymized buy and sell information for resting FRS Orders from all Participants. These data feeds include symbol, side (buy or sell), <u>total (aggregate) order</u> quantity available at or within the NBBO across all Participants, and timestamp (of the snapshot included on each continuous data feed from Citi-ONE, not the timestamp of any individual order). The aggregate quantity is represented at three price levels within the NBBO on each side: the bid (buy and sell orders at the bid price), midpoint (buy and sell orders at the midpoint price), and offer (sell and buy orders at the offer price). Ocean provides aggregated and anonymized buy and sell information for Citi-ONE Participants' resting FRS Orders to third-party data feed provider, Exegy, and Exegy puts this information into three feeds that it delivers to the CGMI algos and SOR. In a situation where all of the interest within the NBBO on a given side of the market is reflected by a single Participant FRS Order, that FRS Order will still be included in the feeds. Although it cannot be aggregated, the feeds will not reflect that the interest is comprised of a single FRS Order, and the FRS Order will still be anonymized. CGMI's algos and SOR use the data in the feeds solely to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and what price conditions and quantity to apply to those orders. Aggregated and anonymized FRS Order information is transmitted to the CGMI algos and SOR regardless of whether the FRS Orders included were sent to Citi-ONE directly or indirectly. Participants may not opt out of having their resting FRS Orders included in the data feeds.

In addition, when a CO has a potential match, a "Firm-up Request" is sent requesting the originator of the CO to send a Firm-up Order. A Firm-up Request informs the recipient (the originator of the CO) that the opportunity to match exists and the quantity associated with the smaller of the two orders that triggered the potential match (either the two COs or the CO and Eligible FRS Order), but does not provide information on price of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order (as discussed in Part III, Item 9).

The CGMI algos and/or SOR have knowledge of orders that CGMI sent to Citi-ONE on behalf of Indirect Subscribers, CGMI Business Units, and CGMI Affiliates.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

The data feeds described above in response to Item 15(b) are only provided to CGMI's algos and SOR.

Item 17: <u>Closing</u>

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?

<mark>Yes</mark>☒ No☐

If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.

<u>An MOC Order must include each of the following key order attributes or it will not be accepted: side, symbol, capacity, quantity, TIF of "at the close," and order type of Market (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers).</u> MOC Orders are prioritized for matching by Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size, as opposed to the prioritization of FRS Orders and COs in the RTS (as described in Part III, Items 7 and 11). MOC Orders will only match with other MOC Orders that reside on Citi-ONE at 3:45 PM ET. Any matched quantity of an MOC Order cannot be cancelled by the Participant. Once the closing price of an NMS Stock at its corresponding primary listing exchange is determined, Citi-ONE-matched MOC Orders will be priced at the primary listing exchange's closing price. At times the initial closing price published by the primary listing exchange may be cancelled and/or restated per the exchange's procedures/instructions. If no closing price is provided by the primary listing exchange, MOC Orders will not be executed and will be cancelled back to Participants. If a closing price is announced but taken down by the primary listing exchange without being replaced, any executions of matched MOC Orders will be cancelled. If a closing price is restated before Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions to reflect the restated price. To the extent the primary listing exchange cancels and/or restates the closing price after Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions on a T+1 basis, which may include cancelling Participants' execution prices if the primary listing exchange's closing price is cancelled with no replacement, or cancelling and restating Participants' execution prices if the primary listing exchange provides a restated MOC price.

b. Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

There are no subscription fees for accessing Citi-ONE.

Subscribers may access Citi-ONE directly (as Direct Subscribers), indirectly (as Indirect Subscribers), or both directly and indirectly.

CGMI does not charge Direct Subscribers for a primary and secondary FIX port for each of the RTS and MOCS (see Part III, Item 4). In certain instances, CGMI may charge a monthly fee for additional ports. That fee ranges, at the discretion of CGMI management, from $0 to $250 per FIX session depending upon minimum volume thresholds. Third-party service providers, including datacenters, co-location facilities, and service bureaus may charge Direct Subscribers for connectivity to venues, including Citi-ONE.

CGMI charges Subscribers that are only Direct Subscribers a fee per share matched determined at the discretion of CGMI management ranging from $0.00 to $0.05.

CGMI charges Subscribers that are only Indirect Subscribers a bundled services fee, as described in Part III, Item 19(b).

CGMI charges Subscribers that are both Direct and Indirect Subscribers in one of two ways. The first option is that the fees/charges associated with the client's Direct Subscriber connectivity and executions are those described here in Part III, Item 19(a), and rates for bundled services associated with the client's Indirect Subscriber relationship are those described in Part III, Item 19(b). The second option is that both Direct Subscriber and Indirect Subscriber fees/charges are part of the bundled services rates described in Part III, Item 19(b).

Whether a Direct Subscriber pays a fee per share matched (Part III, Item 19(a)) or a bundled services fee (Part III, Item 19(b)) for their Direct Subscriber connectivity and executions, and the amount of any such fee, depends on each Subscriber's overall relationship with CGMI and variables such as: client type, products and services provided to the client, type of trading flow, trading volume, markets traded, and overall CGMI revenue. The fee does not differ depending on whether the share(s) added or removed liquidity. CGMI does not charge CGMI Business Units or Affiliates fees for shares matched on Citi-ONE. CGMI Affiliates may charge their clients for shares matched on Citi-ONE.

Indirect Subscribers are not charged connectivity fees to Citi-ONE. Commissions pertaining to Indirect Subscribers are noted below.

Citi-ONE passes through to Subscribers fees charged to Citi-ONE by SROs in connection with Section 31 of the Exchange Act. Citi-ONE is the CAT Executing Broker for both the buyer and the seller on all trades it executes and is charged CAT fees accordingly. Where a CAT fee is incurred in connection with an execution for a Direct Subscriber that is a broker-dealer, Citi-ONE passes that CAT fee through to that Subscriber. Citi-ONE does not pass through CAT fees to Indirect Subscribers or Direct Subscribers that are not broker-dealers.

b. Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI is considered. Variables that may impact commissions include: client type, products and services provided (including high touch trading, electronic execution - algorithmic trading strategies and smart order routing, program trading, prime brokerage, research and corporate access), type of trading flow, trading volume, markets traded, and overall CGMI revenue. These rates per share matched are part of bundled services, are not venue-specific, and range from $0.00 to $0.06 per share matched.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

CGMI does not offer rebates or discount of fees for use of Citi-ONE (see above). Client Coverage and/or Equities Management personnel negotiate commissions that may be discounted or bundled based on factors described above.